Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

April 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief

Alexandra Barone, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Rebekah Lindsey, Staff Accountant

Re:	UiPath, Inc.

Registration Statement on Form S-1

Filed March 26, 2021

File No. 333-254738

Ladies and Gentlemen:

On behalf of UiPath, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 7, 2021 with respect to the Company’s Registration Statement on Form S-1, as filed on March 26, 2021. The Company is concurrently filing an amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Prospectus Summary

Summary Consolidated Financial and Other Data, page 16

1. Please revise your per share pro forma earnings per share presentation to reflect the Series F financing as it appears to have a material impact on the number of shares that will convert to common upon your initial public offering. Refer to Article 11-01(a)(8) of Regulation S-X.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

April 12, 2021

Page Two

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Registration Statement to include the absolute number of shares of the Company’s Series F preferred stock within the denominator of its per share pro forma earnings per share presentation as of February 1, 2020.

Dilution, page 69

2. Please provide us with the calculations that support your pro forma net tangible book value and tell us how you factored deferred contract acquisition costs into your calculations. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Amended Registration Statement to exclude deferred contract acquisition costs from its pro forma net tangible book value calculations.

As also discussed with the Staff, the Company has revised the disclosure on pages 15, 17, 18, 66, 69 and 175 of the Amended Registration Statement to add the number of shares subject to restricted stock units that are being net settled in connection with this offering.

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Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

April 12, 2021

Page Three

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Ashim Gupta, UiPath, Inc.

Brad Brubaker, UiPath, Inc.

Mihai Faur, UiPath, Inc.

Eric C. Jensen, Cooley LLP

Matthew P. Dubofsky, Cooley LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com